Client Matter No.: C 04488-00014

Brian J. Lane
Direct: 202.887.3646
Fax: 202.530.9589

February 1, 2010

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F St, N.E.
Washington, D.C. 20549

Re: Cedar Fair, L.P.
Schedule 13G and 13G/A filed by Q Funding III, LP, Prufrock
Onshore, L.P., and J. Alfred Onshore, LLC, and Geoffrey Raynor
Filed January 19, 20 & 25, 2010
File No. 5-38510

Dear Ms. Duru:

We represent Q Funding III, L.P. and the related entities in the above-captioned Schedule 13G filing (the "Filing Persons"). The following numbered paragraphs set forth our response to the Staff's inquiries (after the Staff's comment in boldface type):

1. We note that the initial filing on Schedule 13G was made pursuant to the exemption provided for passive investors in Exchange Act Rule 13d-1(c). As noted in Rule 13d-1(c)(1), the filing on Schedule 13G is premised on the reporting person not having acquired the securities for the purpose, or with the effect of changing or influencing the control of the issuer. Moreover, Rule 13d-1(e) requires that an amendment on Schedule 13D be filed whenever the reporting person holds the securities with a disqualifying purpose or effect. In this regard, we refer to the Business Wire press release dated January 22, 2010. In that release Q Funding III, LP advised holders of its intent to vote against the merger transaction and "urge[d] other holders to do the same." In light of this press release, please provide us with an analysis of whether Q Funding III, LP and the other reporting persons remain eligible to continue reporting on a Schedule 13G pursuant to 13d-1(c). Please provide us with relevant background information regarding the reasons for the initial investment by the reporting persons, an explanation of the timing and reasons for the subsequent acquisition transactions in Cedar Fair, LP securities and please address the statements made in the press release. For guidance regarding circumstances that may result in the loss of Schedule 13G eligibility, please refer to Release No. 34-39538 at Sections C and G. We may have further comment.

The investment in Cedar Fair, L.P. (the "Partnership") was not made "with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect." See Rule 13d-1(c)(1).

The Filing Persons have no take-over or other non-passive purpose, and have not, in fact, had any communications with the Partnership's management; rather, the Filing Persons intend to vote No with respect to the upcoming vote on the merger transaction proposed by affiliates of Apollo Global Management and is urging other holders also to vote No. The Filing Persons have no intention of proposing their own transaction, engaging in any control transaction with the Partnership, or participating in any contested solicitation for the election of directors. These facts do not, we believe, require the filing of a Schedule 13D instead of a Schedule 13G. The Filing Persons, with our assistance and that of David B. H. Martin at Covington & Burling, LLP carefully reviewed Release No. 34-39538 both prior to making their filings with the Commission and prior to issuing the referenced press release and, in this connection, would respectfully submit the following:

    The Filing Persons are members of a private investment fund organization that purchases securities in the ordinary course of its business and by its nature does not seek to acquire control of public companies

    The Filing Persons, as stated above, have no control purpose and are advancing no proposal or solicitation to foster a control transaction

    The Filing Persons' intentions -- voting No and urging others to do likewise -- will not in any way facilitate a take-over

    The Filing Persons are not soliciting in favor of any proposal

    The Filing Persons are solely acting in opposition to a proposal being put forth by management and not in support of a proposal submitted by the Filing Persons or any other unitholder

See Release No. 34-39538 at Part II.G (setting forth five-factor analytical framework for analyzing Schedule 13G eligibility). In short, publicly opposing a management merger proposal in the hope of defeating it is precisely the kind of activity that the Commission's rules allow a Schedule 13G filer to engage in without losing its eligibility to use the Schedule.

As indicated in their press release, the Filing Persons made their investment in the Partnership because they believe the common units to be undervalued at current market prices (the closing price on January 29 was $12.30), let alone the $11.50 per unit being proposed as the merger price. As further stated in the press release, the Filing Persons believe that the Partnership has numerous options to unlock value for unitholders, but the Filing Persons have not developed any plans or proposals -- including even any preliminary plans or proposals -- in this respect.

The Filing Persons are relying upon Rule 13d-1(c), which has no limitation on the volume or timing of acquisitions. That rule does, however, include an absolute size-of-position ceiling of 20%. The Filing Persons do not intend to exceed this 20% ceiling.

The Filing Persons accordingly do not believe that a "just vote No" effort as described herein disqualifies them from the use of Schedule 13G.

2. We note the statements provided by Q Funding III, LP in the press release dated January 22, 2010. Please provide your analysis of why such statements, including statements urging other holders to vote against the merger, do not constitute a solicitation as defined in Rule 14a-1(1)(iii). In the alternative, please advise us of the exemption, under Regulation 14A upon which the reporting persons relied when they issued the press release.

The Filing Persons are principally relying on the "just vote No" proxy exemption contained in Rule 14a-2(b). The Filing Persons would respectfully point out that they are not seeking the power to act as a proxy or otherwise furnishing or requesting a form of proxy. They also have no intention of proposing their own (or any) "alternative transaction," no interest in the subject matter that would not be shared pro rata with other unitholders, and no other disqualifying interest or intention specified in Rule 14a-2(b). As contemplated by the rule, the Filing Persons are only publicly criticizing "management performance" and "express[ing] . . . opposition to management['s] . . . proposals." See Release No. 34-31326 at Part II.A .1 (Oct. 16, 1992) (adopting release for the current proxy rules).

In fact, the Commission's rules expressly permit both a Schedule 13G filer and a passive Schedule 13D filer to conduct a public "just vote No" campaign without complying with most of the proxy rules so long as the filer itself issues no proxy card: only Schedule 13D filers who have "disclosed . . . an intent . . . to engage in a control transaction, or any contested solicitation for the election of directors" are required to comply with the full panoply of the proxy rules when opposing a management initiative. See Rule 14a-2(b)(1)(vi). When the Commission adopted this rule in 1992, it did so with the specific intention that Schedule 13G and passive Schedule 13D filers could use it to criticize "management performance" and to "express . . . opposition to management or third party proposals." See Release No. 34-31326 at Part II.A.1.

The Filing Persons therefore believe that they have acted both within the letter of the "just vote No" exemption and within its spirit, which was to "eliminate unnecessary regulatory obstacles to the exchange of views and opinions by shareholders." Id. at Summary. When it adopted this exemption in 1992, the Commission referenced its "fundamental conclusion that the interests of shareholders are best served by more, and not less, discussion of matters presented for a vote." Id. at Part II.A.1 (concluding paragraph). The Filing Persons believe that this conclusion still remains sound today.

3. Statements in the press release indicate that Q Funding believes other large holders intend to vote against the proposed transaction. Please supplementally advise us of the basis for this statement.

The basis for the view expressed in the press release are the conversations representatives of the Filing Persons have had with other large holders of the Partnership's common units. The Filing Persons have also been informed of further conversations that these large holders, in turn, have had with additional unitholders. The consensus view among these holders is that they do not support the currently proposed transaction. In addition, since the announcement of the Apollo merger there have been numerous market transactions at prices above $11.50, and the Filing Persons believe that the only logical rationale for a unitholder's purchase of units above that price is to vote against the Apollo merger.

Although the representatives of the Filing Persons have had conversations with other unitholders, the Filing Persons have acted, and are continuing to act, entirely on their own; are not acting in concert with any other unitholders; and have no agreements, arrangements or understandings on any topic (whether oral or in writing) with any other unitholder. The Filing Persons have consequently not formed a "group" with any other unitholder, and have no intention of forming such a group at any time in the future. The Filing Persons also do not know of any such "group" between or among other unitholders.

____________________

We trust the foregoing adequately addresses the Staff's concerns. Though likely implicit in any situation like this one, the Filing Persons plans and intentions could be altered in the future, based on a revised offer, communications with the Company, or any third parties. They are mindful of their obligations under the federal securities laws and, should circumstances change, they will comply accordingly. Feel free to call me at 202 887-3646 if I can be of further assistance.

Very truly yours,

Brian J. Lane

Cc: David B. H. Martin, Covington & Burling LLP
William B. Holloway, Jr., Esq., on behalf of the Filing Persons
Thomas W. Briggs, Esq., on behalf of the Filing Persons